03011403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 27 2003 WASH. D.C. 181 SEC PROCESSING SECTION

SEC FILE NUMBER
8-49674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Merchant Bankers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Charles Street, Suite 1505
(No. and Street)

Baltimore (City) Maryland (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Stradtner 410-727-4490 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP (Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) Massachusetts (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Stradtner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Century Merchant Bankers LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title President

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Century Merchant Bankers LLC (SEC I.D. No. 8-49674)

Independent Auditors' Report and Supplemental Report on Internal Control

Financial Statements and Supplemental Schedule
Year Ended December 31, 2002

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the President and Member of
Century Merchant Bankers LLC
Boston, Massachusetts

We have audited the following statements of Century Merchant Bankers LLC (the "Company") (a subsidiary of Century Capital Management, Inc.) for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Century Merchant Bankers LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital pursuant to Rule 15c3-1 at December 31, 2002, as shown on page 8, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

January 24, 2003

CENTURY MERCHANT BANKERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH AND CASH EQUIVALENTS	$53,714
PREPAID EXPENSE	2,521
ACCOUNTS RECEIVABLE	308
INVESTMENTS NOT READILY MARKETABLE, At estimated fair value (cost, $33,100)	33,100
EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Less accumulated depreciation of $33,908)	86
TOTAL ASSETS	$89,729
LIABILITIES AND MEMBERSHIP INTERESTS	
ACCRUED EXPENSES AND ACCOUNTS PAYABLE	$30,982
MEMBERSHIP INTERESTS	58,747
TOTAL LIABILITIES AND MEMBERSHIP INTERESTS	$89,729

See notes to financial statements.

CENTURY MERCHANT BANKERS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

INCOME:	
Financial advisory and consulting fees	$ 75,000
Miscellaneous income	268
Total income	75,268
OPERATING EXPENSES:	
Payroll and related expenses	404,434
Travel	61,588
Professional fees	13,900
Office supplies and expense	25,554
Depreciation expense	1,029
Total operating expenses	506,505
NET LOSS	$(431,237)

See notes to financial statements.

CENTURY MERCHANT BANKERS LLC

STATEMENT OF CHANGES IN MEMBERSHIP INTERESTS
YEAR ENDED DECEMBER 31, 2002

BALANCE, Beginning of year	$ 49,427
Net loss	(431,237)
Additions to membership interests	440,557
BALANCE, End of year	$ 58,747

See notes to financial statements.

CENTURY MERCHANT BANKERS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(431,237)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,029
Change in accrued expenses and accounts payable	961
Change in accounts receivable	3,054
Change in prepaid expenses	(2,521)
Net cash used in operating activities	(428,714)
CASH FLOWS FROM FINANCING ACTIVITIES –	
Additions to membership interests	440,557
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,843
CASH AND CASH EQUIVALENTS, Beginning of year	41,871
CASH AND CASH EQUIVALENTS, End of year	$ 53,714

See notes to financial statements.

CENTURY MERCHANT BANKERS LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Century Merchant Bankers LLC (the "Company") (a subsidiary of Century Capital Management, Inc., "CCM") is a limited liability company domiciled in the state of Maryland. The Company is registered as a broker/dealer with the Securities and Exchange Commission (the "Commission"). The Company commenced operations on May 24, 1996 and is scheduled to dissolve on May 27, 2026. The Company may elect to extend the dissolution date by amending the Articles of Organization. The Company is a 100%-owned subsidiary of CCM.

The Company offers corporate financial advisory, consulting, and merchant banking services principally to institutional clients including insurance and reinsurance companies, brokers, and other insurance-related service providers. The Company is a member of the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and investments in a money market fund. The carrying value is cost, which approximates fair market value.

Investments – Investments in nonmarketable securities are carried at cost, which approximates estimated fair value. Cost is determined on the specific-identification method.

Equipment and Leasehold Improvements – Equipment is recorded at cost and depreciated on a straight-line basis over a three-year period. Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the life of the lease or the life of the asset, whichever is shorter.

Income Taxes – The Company is treated as a partnership for both federal and state income tax purposes, and as such, no provisions have been made in the financial statements for income taxes because the owners of membership interests are responsible for the payment of taxes on their share of the Company's income.

Revenue Recognition – Revenue is recognized on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. EMPLOYEE BENEFIT PLAN

The Company participates in the Century Capital Management, Inc. 401(k) Plan (the "Plan"), effective January 1, 1998, covering substantially all employees meeting certain eligibility requirements. Under the provisions of the Plan, employees are able to contribute up to 15% of their compensation to the maximum allowed by the Internal Revenue Service. The Company has agreed, for the year ended December 31, 2002, to contribute an amount equal to 100% of each employee's contribution subject to certain limitations. Matching contributions amounted to $16,058 for the year ended December 31, 2002.

4. NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $22,394 at December 31, 2002, which was greater than required net capital of $5,000 by $17,394. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.38 to 1.

5. EXEMPTION FROM RULE 15c3-3

As of December 31, 2002, the Company was exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of Subparagraph (k)(2)(i) thereof.

* * * * * *

CENTURY MERCHANT BANKERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

CAPITAL – Membership interests	$ 58,747
DEDUCTIONS – Nonallowable assets – prepaid expenses, accounts receivable, equipment, and investments not readily marketable, at estimated fair value – net	(36,015)
OTHER DEDUCTIONS – Haircut on money market fund	(338)
NET CAPITAL	$ 22,394
TOTAL AGGREGATE INDEBTEDNESS	$ 30,982
MINIMUM NET CAPITAL REQUIREMENT OF BROKER/DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 17,394
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.38

NOTE: The difference between the net capital computation above and that per the unaudited FOCUS report as filed for the period ending December 31, 2002 is due to an audit adjustment to accrued expenses in the amount of $16,058.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

January 24, 2003

To the President and Member of
Century Merchant Bankers LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Century Merchant Bankers LLC (the "Company") for the year ended December 31, 2002 on which we have issued our report dated January 24, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management and the member, the Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP